Rule 12g3-2(b) File No. 82-34680

August 22, 2008

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Summer 2008 edition) [English translation]."

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 167 Summer 2008



SPECIAL FEATURE

Ship, Aerospace & Transportation Systems Division

Sumitomo Corporation

Turning Changes into Chances

Susumu Kato, President and CEO

President and CEO Susumu Kato took the helm at Sumitomo Corporation a year ago in June 2007. This is the first installment in a four-part series in which President Kato shares his reflections on his first year in office and his ambitions for the Sumitomo Corporation Group in the months and years to come.

It is a year since you became president of Sumitomo Corporation. What sort of changes has this brought for you?

Since becoming president, I have felt a level of tension incomparably higher than before, but it has been a very fulfilling year. As president I have had to make decisions within a limited time frame concerning businesses across a truly broad spectrum of fields, and I have been studying anew about many subjects; this has given me a sense of ongoing personal growth. The only thing I regret is that I now have much less time to take the walks that I love. I am now trying to find ways to correct my lack of exercise.



Susumu Kato

Could you tell us about the changes in the business environment and how the company is dealing with them?

Over the past year, the subprime loan problem in the United States has shaken financial markets around the world and led to expectations of slower growth in the advanced countries, but the emerging economies have kept up their rapid expansion, and the Sumitomo Corporation Group ended fiscal 2007 [year through March 2008] with consolidated net income of ¥238.9 billion. This topped our initial target of ¥235 billion, and it was the fifth straight year of record high figures.

In the period to come, the US slowdown may spread to other regions, and we may also see renewed instability in international financial markets. The GG Plan, our current medium-term management plan, seeks to create a solid earnings base and a high-quality business structure capable of producing good results even if such risks materialize. As I constantly say, by raising our sensibility, we can turn changes in the business environment into chances, and we can use these chances to generate further growth based on our integrated corporate strength.

Please give us your message for SC Group officers and employees.

Ever since I became president, I have striven to maximize my opportunities to converse directly with officers and employees of the SC Group. And I have been greatly encouraged by the ardor that the individuals with whom I speak show toward their work. I hope that all will sustain this sort of enthusiasm and keep up constant efforts at ongoing improvement of the quality of their work styles so as to be able to do work with a high level of added value. I believe that if people use their limited time efficiently and do their jobs intensively, thereby freeing up time for further self-improvement and high-added-value work, this can generate energy for the creation of new value, and it should also lead to the achievement of better work-life balance. I would also note that high-quality work requires high-quality communication. The key to communication is to discuss matters frankly and constructively with a sense of respect for the other party.

If we improve the quality of our individual work styles and tackle our jobs with pride, the businesses we undertake are sure to produce added value. Businesses undertaken on this basis are what will allow the SC Group to achieve sustained growth and to contribute broadly to society. This is something that I have felt strongly over the year since I became president.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 167 Summer 2008

CONTENTS

On the cover: The shipyard of Oshima Shipbuilding Co., Ltd., in Nagasaki Prefecture. Established in 1973, the company has built more than 400 bulk carriers for the transport of such products as iron ore, coal, and grains. People call the company "the builder of bulkers" *(see pp 4–6).*

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Meeting Transportation Demand over the Long Haul

Throughout human history, the movement of people and goods has been the foundation of economic activity. And now, as globalization progresses, transportation is increasing in scale and importance. The operations of the Ship, Aerospace & Transportation Systems Division take place in the arena of large-scale equipment for transportation. General Manager Yoshihiro Fujiura spoke to us about the division's activities and strategies.



A bulk carrier built by Oshima Shipbuilding

Together with the expansion of the world economy, movements of people and goods are rapidly increasing at the global level. High-paced growth over the last few years in the emerging economies represented by Brazil, Russia, India, and China, the group called the BRICs, has triggered a virtual explosion in logistics activities. Such is the operational environment in which our Ship, Aerospace & Transportation Systems Division finds itself placed.

Simply stated, our division is a headquarters for trade involving major items of transportation equipment. As a nation surrounded by the sea, Japan relies on maritime transport as a lifeline for securing supplies of resources and exporting manufactured products. For this reason, the sea is one of the fronts of our division's activities. In addition, we handle aircraft on the air front and railways on the land front. In other words, our division is active on land, at sea, and in the air. The market is a place of dynamic change. Tackling our daily business affairs with a sense of intensity, we seek to evolve by looking on changes as chances to be seized.

From Shipbuilding to Financing

The distinguishing feature of our ship business is the deployment of a "value chain" stretching unbroken from upstream to downstream. The upstream sector is where shipbuilding takes place. Sumitomo Corporation has a 34% stake in Oshima Shipbuilding Co., Ltd., with a shipyard in Nagasaki Prefecture, and our division works hand-in-glove with it on sales activities. Oshima Shipbuilding is a specialized builder of bulk carriers from 30,000 to 120,000 deadweight tons, which it sells to shipping companies and ship owners in Japan and overseas. Among Japan's *sogo shosha* (integrated trading companies), Sumitomo is the only one that has invested in a shipyard and is jointly operating a shipbuilding business.

One of the "wet lease" planes



The midstream sector is where new and used ships are traded and sales of materials and equipment for ships are handled. Our division sells new ships for cash and also, upon the request of customers, provides or arranges for financing. Shipping companies are interested in the technique of chartering some of their vessels from shipowners under long-term contracts, and our division has handled quite a few cases of this type as well. Newly built ships sell for very high prices, and 10 years or more may pass from the start of a transaction until its completion. In the absence of mutually solid relations of trust, deals cannot be consummated. And while Oshima Shipbuilding is our most important partner as a source of the ships we supply, we have also handled deals over many years with quite a few other shipbuilders.

In the downstream sector are to be found the ships we own. In this business of owning and operating ships, Sumitomo Corporation itself acts as owner of ships built for it, and it leases them to shipping companies and others for one to five years. While steadily enlarging the size of our fleet, we place safe operation of our ships before anything else. In addition to wholly owning ships, we also have a joint ownership business for ships that we purchase together with strategic partners. Here as well, only the existence of long-term ties of trust makes deals possible.

With the world economy expanding, the demand for ships is on the rise. At the same time, the costs of steel and other materials and equipment for building ships are also climbing. In this context, ship prices have spiraled upward. These days they seem to be more than twice as high as just a few years ago. Because almost all of Japan's shipbuilders have a full backlog of orders through 2012, most of the deals we are now working on are for

ships to be launched in 2013, placing the time of delivery five years or more in the future. However the business situation may evolve over the years to come, we plan to be ready for it. This we will accomplish by securing new top-rate customers while retaining the existing customers with whom we have developed solid relationships, thereby strengthening and expanding our customer base. Another key to our success will be ensuring that our partner Oshima Shipbuilding sustains quality matching that of any other shipyard and further strengthens its price competitiveness.



Yoshihiro Fujiura, Corporate Officer; General Manager, Ship, Aerospace & Transportation Systems Division

Exploiting New Opportunities in Aerospace

In April this year the division's aircraft leasing business, which had grown into one of the pillars of our earnings, was shifted to the Financial & Logistics Business Unit to facilitate its further expansion, but our division still handles the leasing of engines and parts, which is closely connected to the aircraft maintenance and aftermarket business. We intend to build services related to maintenance into a pillar of the division, as the leasing and aftermarket field is one where the strengths of Sumitomo Corporation can be put to good use.

Working together with a US air freight carrier, Sumitomo Corporation provides two cargo aircraft to All Nippon Airways (ANA) by means of a "wet lease," a total leasing package covering not just aircraft but also crews, maintenance, and insurance. This is Japan's first such lease, and it was made possible by a deregulatory reform announced by the Ministry of Land, Infrastructure, and Transport in April 2006.

Meanwhile, in 2010 the skies over the Tokyo region are to be opened wider to airline flights with an increase of the upper limit on arrivals and departures at Tokyo International Airport (Haneda) and Narita International Airport. Probably more airlines in nearby Asian countries will schedule flights into Japan, while Japan's own airlines will come under pressure to evolve further as international carriers. This, too, represents a chance for new business, and we hope to turn it to our advantage.

Getting the World on Track

Sumitomo Corporation handles orders for railway cars involving hundreds of cars, each costing a few hundred million yen, and we also handle railway tracks and equipment for signaling and communication, as well as total train systems including maintenance and operation. We have worked in the past on projects in countries including the United States, the Philippines, and Indonesia, and we are in the process of implementing several new projects. Generally these are large-scale projects at the government level. For example, we are participating in the Taiwan High Speed Rail project, which drew wide attention when the line went into operation last year.

Plans for building high-speed railways are now being drafted all over the world, and Sumitomo is participating actively in a number of them, including projects in Vietnam and the United States (California). Sumitomo is also engaged in the construction of airport "people movers," automated mass transit systems. At present we are working on projects in Miami, Washington, D.C., and Atlanta in the United States and Incheon in South Korea.

A new business we have now been involved in for three years is the leasing of freight cars and locomotives. This business started with freight car leasing in Russia, and last year, together with Sumitomo Corporation of America, we acquired a freight car leasing company in the United States. In Europe, meanwhile, Sumitomo runs a locomotive leasing business.

One unique business that counts among our division's pillars is the trade of large-scale cast and forged products. These cast and forged products include parts for nuclear, thermal, and wind power generation systems and crankshafts for ship engines. In the area of ship crankshafts, which are the hearts of ships, we have entered into a long-term contract with the manufacturer supplying the bulk of the world's ship engines, and we strive to keep these supplies flowing smoothly. In the area of power generation, the outlook is for demand to continue rising steadily. Because of environmental concerns, especially rapid growth is underway in nuclear power and wind power, and we will seek to expand the orders we handle for the cast and forged products used in these power generation systems.

Sumitomo supplies parts for environment-friendly wind power systems.



Among transportation systems, railways stand out for being environmentally friendly. Railroad infrastructure is still insufficient in many countries, including those in the Asian region. Accordingly, the prospects

are good for further diffusion of railways, which can also serve to reduce traffic congestion. But coordination among numerous companies is requisite for building a rail network, since manufacturers supplying cars, signaling equipment, and rails all get involved. This means there is a special need for a coordinator to pull the project together, and here Sumitomo Corporation, which has acquired the necessary experience and know-how, is an excellent choice for the job of prime contractor. The SC strengths are precisely this experience and know-how, and they can be counted on to power strong growth in the transportation systems business.



The Domestic Airliner Development Project

A project is now underway to develop the Mitsubishi Regional Jet (MRJ), a passenger jet. A regional jet is a relatively small one with seating for up to 100 passengers. While the field of medium-sized to large jets is dominated by just two companies, Boeing and Airbus, the field of regional jets has a number of other players, notably Bombardier of Canada and Embraer of Brazil.

The MRJ project is being led by Mitsubishi Heavy Industries, Ltd., and has the backing of the Ministry of Economy, Industry, and Trade. This is a national project designed to open up the next stage of Japan's development in the aerospace industry, and it is the first passenger plane to be designed and built in Japan since the YS-11, a turboprop airliner developed some four decades ago. The MRJ is scheduled to go into service in 2013, and it should provide our division with new business chances in the field of commercial aircraft.

Speedy Decisions Based on Trust

On a personal note, I would mention a project I was involved in while stationed in the United States in 2005. An order came in from Metra (Northeast Illinois Regional Commuter Railroad Corporation), a commuter rail network in the Chicago area, for 300 two-story gallery cars, and thanks to the efforts of all involved, the project went successfully. Indeed, it was very highly praised as the first procurement in American railroad history that had gone without a flaw, with the cars delivered in excellent condition precisely on time. When I boarded one of the cars on a test run, deep emotions washed over me. Similarly, at ceremonies for handing over ships, the sight of the ships being launched and sailing away prompts prayers for a safe journey and fruitful service life. Such are the joys that give meaning to our division's work on large-scale equipment for transportation.

This is, of course, a very severe and demanding business, as it involves hugely expensive products. The market for ships, for instance, is in dynamic motion, and to successfully seize a business opportunity, you have to be able to complete negotiations on contracts for billions of yen within just a week or two. You have to have not just the trust of the shipbuilders and the clients but also the ability to read the market's future and reach decisions speedily.

In the case of rail transportation projects, sometimes yen loans from the Japanese government need to be provided, and arrangements must be negotiated and adjusted with all the parties involved, including government officials of the target country, over a long period of time. Even as you coordinate the operations of several Japanese manufacturers, you must establish relations of trust and build networks with public officials. For the personnel of trading companies, this is work in which integrated corporate strength can be used to good effect. And one of the joys of the work is the chance you get to polish your skills while building up experience and, from time to time, resolving difficult situations.

The organization as a whole accumulates knowledge and experience and turns it into shared know-how and expertise. I want all of the personnel in the division to take part in this sharing, since the individual is the core element of the organization. The growth of each and every individual leads to business expansion in our division and to the development of Sumitomo Corporation as a whole. In the days to come, I hope we will be able to create even better work processes.

Gallery cars of Chicago's Metra commuter rail system



Contributing to Economic Development in Vietnam

Based on an agreement with the Vietnamese government, Sumitomo Corporation will sponsor a lecture series in Vietnam at the National Economics University in Hanoi. To start in September 2008 and continue for four years, the lectures will have the theme "Management of a Global Corporation."



TLIP tenants pass on their production know-how.

Ever since 1955, when a representative was posted to Saigon (now Ho Chi Minh City), Sumitomo Corporation has developed a broad range of businesses in Vietnam, seeking to make substantial contributions to the country economically and socially. Vietnam is now going through a spectacular development process. Its young population with an average age of 24 provides a wealth of human resources to lead the way into the future. When it comes to the kinds of global businesses required for keeping development going, personnel with special expertise are needed. This is why Sumitomo has decided to launch this lecture series, aiming to pass on to university students the information and know-how it has acquired on conducting business globally.

A Smorgasbord of Business Activities

For companies seeking to pursue a "China plus one" approach, Vietnam is an extremely attractive investment target. Foreign direct investment in Vietnam is on the rise. After reaching a record high in 2006, it rose 67% above that mark to $20 billion in 2007.

Sumitomo Corporation has invested in and supports companies that have set up operations in a wide variety of business fields in Vietnam. Among the fields are oil, coal, and other resource and energy businesses, processing and supply of metal products, exports from Vietnam's textile industry, development and operation of industrial parks, production and sales of automobiles, nationwide distribution, and construction of power plants and the supply of electricity.

Sumitomo has established the Thang Long Industrial Park (TLIP) in Hanoi and is now at work on TLIP II, which is located in Hung Yen Province between Hanoi and the port city of Haiphong. The third development phase is now in progress at TLIP, and 82 corporate tenants, mainly Japanese firms, have moved in. This industrial park has had a variety of positive effects, including generating employment opportunities, securing foreign currency from the exports by tenant firms, and promoting local development. Leasing of sites at TLIP II will start this summer. As in the case of the original TLIP, Vietnam's political and industrial circles are looking to this industrial park with high expectations.

Fostering Human Resources to Support Development

The success of the Thang Long Industrial Park can be ascribed to its aftercare services, which leave tenants free to concentrate on their business operations. Just one of these services is the provision of information, a forte of the *sogo shosha* (integrated trading company). Without the understanding of the community, however, little could have been accomplished. The local residents have been won over by the meticulous attention paid to the environment in the park's development and operation and the willingness shown by the Sumitomo Corporation Group and the corporate tenants to passing on their production know-how.

Sumitomo Corporation will continue to vigorously develop its operations in Vietnam, with Chairman Motoyuki Oka, who is currently serving as chairman of the Japan-Vietnam Economic Committee of Nippon Keidanren (Japan Business Federation), acting as a key go-between linking the two countries' business leaders.

Having gained membership in the World Trade Organization in January 2007, Vietnam can look forward to continuing growth in investment from other countries. Given this outlook, Sumitomo intends to extend support in education and training for the human resources required for economic development. It is hoped that this support, which will focus on the areas of production and global business, will assist Vietnam's development.

— Reporter, *Nikkan Jidosha Shimbun*



Representatives of Sumitomo and the Vietnamese government at the signing ceremony for the sponsored lectures



March 2008 prayer ceremony for safe construction of TLIP II

Sumisho Global Logistics: Tapping Female Employees' Energies to Create a New Corporate Culture

Sumisho Global Logistics Co., Ltd., which was created two years ago through the merger of three companies in the Sumitomo Corporation Group, is one of Japan's leading logistics companies. How has it been developing its business since the merger? We spoke with SGL's President Tsuneo Naito about this and his approach to integrating the company's operations.

SCN: First of all, could you give us an insider's view of your company?

Naito: Sumitomo Global Logistics was born on April 1, 2006, out of the merger of three companies in the Sumitomo Corporation Group: Sumitrans Japan Co., the group's Japanese logistics company handling international transport services, All Trans Co., which operated domestic logistics centers, and Sumisho Logistics Co., which handled export-import logistics. It is one of Japan's leading logistics companies, with about 550 employees and about 700 people working at domestic logistics centers.


Tsuneo Naito, President, Sumisho Global Logistics Co., Ltd.

SGL was established partly in response to the demand for integrated domestic and international logistical services accompanying the moves by many Japanese manufacturers to set up operations overseas; it was positioned to serve as the core logistics firm of the SC Group, enhancing Sumitomo Corporation's logistics operations, which form a part of the "total solution" capability that it provides, and thereby to play a role in Sumitomo's functioning as a "total solution provider."


Employees with the president in his office

In implementing the merger we focused particularly on three points: (1) forming a corporate culture based on independent initiative by each employee, (2) maximizing the synergies from integration of the three organizations' functions, and (3) developing human resources befitting the new company's role as the SC Group's core integrated logistics firm.

What our company aims to provide is high-quality logistics services that go beyond simply transporting and storing goods. This requires us to respect our employees as individuals, to let them speak up freely and vigorously, and to have them feel a sense of personal growth. So we adopted these three points as our management principles—"respect for the individual," "freedom and vigor," and "personal growth."

Also, as the first point in our activity guidelines we set forth the principle of "being sure to voice proper greetings," which is a fundamental element in creating a bright mood in the workplace, and we are having those in management take the lead in carrying this out. I started this because I believed that this sort of new corporate atmosphere was essential for the building of high-quality logistical services.

SCN: What sort of specific efforts have you undertaken?

Naito: We are implementing a number of initiatives in order to energize the organization, but the area that has been particularly crucial is that of tapping the full potential of female employees, who make up about 60 percent of our staff. Many talented women were leaving the company to get married or to raise children, so we felt an urgent need to improve our retention rate. To get the drive going, we launched what we call the "SGL Star-plus Project." Under this project, we moved first of all to improve the systems for maternity and child-care leave. Since then, the project has moved on to activities aimed at improving the workplace and operational environment, and its accomplishments have been truly impressive.

The project has been implemented by a team consisting mainly of young female and male employees. We have made arrangements to back them up, such as providing expert consultant support, but the most important element has been fervent determination at the top. As the fruits of the project's activities spread through the company, the workplace mood grew brighter, and it became easier for us to recruit good new employees. We also started getting


Members of the company's China Friendship Club


A meeting of the project to tap female employees' potential

favorable feedback from our customers, who have been remarking on how energetic our female employees are and how high the overall level of our staff is.

Another area we have focused on is the hiring of non-Japanese employees. Our company does a lot of business with foreign countries, notably China and South Korea, and our Chinese and South Korean employees play a key role. The three pre-merger organizations had a certain number of non-Japanese, and since last year we have been hiring non-Japanese as part of our regular annual recruitment process. We currently have eight such employees.

Their presence has generated various ancillary benefits. For example, when the crew of new employees consists entirely of Japanese, there is inevitably a tendency for them to conform to the same mold, but the energetic approach of our non-Japanese recruits has stimulated the others to be livelier in their work. Also, they speak up at meetings and express themselves directly, which seems to have encouraged those around them to do the same. In addition, we now hear not just English but also Chinese spoken in the workplace, which has given the organization a very global atmosphere. Our Chinese employees have played a tremendous role in the arrangements for the trainees we have accepted from the Logistics No. 1 Department of Sumitomo Corporation (China).

SCN: What other steps are you taking to improve your employees' motivation?

Naito: One major undertaking is our "SGL College." Once every quarter we invite an outside lecturer to come and deliver a speech for an hour and a half from 6 PM on a weekday. The aim is to give employees a common topic of discussion and promote self-improvement. The lecturers we invite are quite well known, and it is very difficult to get them to accept, but 200–250 employees attend each session. The lectures have become established among employees as a regular activity, and everybody greatly looks forward to them. Recent speakers have included the popular female *manga* artist Mayumi Kurata, commentator Son Bunshu, bestselling author Ichiro Takeuchi, fashion advisor Shosuke Ishizu from Van Jacket Inc., and President Michio Matsui of Matsui Securities. Expected future lectures include the advertising copywriter Shigesato Itoi and Masumi Shiraishi, a prominent commentator and expert on women's social advancement and the declining birthrate. I am very happy because employees have taken pride in the fact that their company is able to bring such well-known individuals to come and lecture. This has contributed greatly to the process of fusing the three original organizations into one.

SCN: What sort of ideas do you have for the period ahead?

Naito: In order to get employees to act, it is of course necessary to give orders and provide operating manuals, but it is also essential for executives and managers to show determination, enthusiasm, and sincerity. I have been taking pains to come up with various approaches to assure that employees will feel a real sense of personal growth from working with their bosses and being part of this company.

The members of SGL Star-plus Project team have come up with a slogan that sums up our thinking: "The SGL way: Build a unique operating quality and corporate culture at SGL—only at SGL and befitting SGL—aiming to be Japan's number-one logistics company."


An SGL College lecture

Topics

Chairman Oka Visits Vietnam, Signs Lecture Memorandum

From March 9 to 13 Chairman Motoyuki Oka traveled to Vietnam, visiting Hanoi and Ho Chi Minh City. One purpose of the trip was to take part as a representative of Japanese business circles in the meetings of the Japan-Vietnam Cultural Exchange Forum, organized by the Ministry of Foreign Affairs and the Japan Foundation. Another was to represent Sumitomo Corporation at the prayer ceremony for safety in the construction of Thang Long Industrial Park II (TLIP II). The third purpose was to participate in the signing of the memorandum of understanding concerning the lectures Sumitomo Corporation is to sponsor at the National Economics University in Hanoi. The memorandum between Sumitomo and Vietnam's Ministry of Education and Training was signed in Hanoi on March 10.



BY SUMITOMO FOR HUMAN RESOURCES DEVELOPMENT
IN VIETNAM

Signing ceremony in Hanoi

Vietnam is experiencing dramatic economic development, and through these lectures Sumitomo aims to cooperate in the fostering of human resources with the base of knowledge for conducting business globally; for this purpose the lecture series will offer presentations to students who will play a key future role in Vietnam, offering them insights into topics like the SC approach to management as a company that operates internationally.

The lectures, scheduled to start this September, will focus on "Management of a Global Corporation" as their main topic. Specific subjects will include Sumitomo's history and an overview of the *sogo shosha* (integrated trading company), company management and corporate social responsibility, and environmental issues. Sumitomo will dispatch senior-level experts from the company as lecturers. Following the signing ceremony, Chairman Oka met with Nguyen Thien Nhan, deputy prime minister and minister of education and training, who spoke highly of Sumitomo's activities in Vietnam, including these planned lectures.

— Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.

SC and Petrobras Agree on Broad Cooperation

On April 9 in Tokyo, Chairman Motoyuki Oka and President and CEO José Sergio Gabrielli de Azevedo of Brazil's Petroleo Brasileiro (Petrobras) signed a memorandum of understanding concerning the strengthening of cooperative ties between the two companies. The agreement, which accompanied the start of joint operations for refining oil through Nansei Sekiyu in Okinawa, Japan, envisages closer cooperation across a broad range of fields, including upstream oil and gas operations, biofuels, and tubular products for oil and gas field development.

On the evening of the same day, Chairman Oka attended a party hosted by Petrobras and delivered an address as the representative of the Japanese guests; he focused on expectations for further expansion of economic exchanges between Japan and Brazil as mutually important partners.

President Gabrielli's visit to Japan was on the occasion of the completion of the acquisition by Petrobras of the equity stake in Nansei Sekiyu previously held by TonenGeneral Sekiyu; with this move, Petrobras became Sumitomo's partner in the Nansei Sekiyu joint venture. Nansei Sekiyu is the only oil refinery and sales company based in Okinawa, and it supplies 60% of the prefecture's demand for petroleum products. Sumitomo and Petrobras are considering the possibility of large-scale investments in upgrading the facilities of this company, a prospect that has generated great expectations locally. The acquisition of a stake in Nansei Sekiyu represents the first move by Petrobras into the oil refining business in the Asian market, and Petrobras sees this as a strategic long-term business.

This year, which marks the 100th anniversary of Japanese emigration to Brazil, has been designated "Japan-Brazil Exchange Year," and on this auspicious occasion the two countries have agreed to further strengthen and deepen their relationship.

— Petroleum Business Dept.


President Gabrielli and Chairman Oka shake hands after signing the memorandum of understanding.

Summit Energy Begins Retailing "Green" Power

In January 2008 Summit Energy Corporation began providing Japan's first supplies of "green" power on a commercial basis. Summit Energy is a unit of Summit Energy Holdings Corporation, a wholly owned Sumitomo subsidiary overseen by the Power Energy Solution Business Department. Following the liberalization of the electric power market in 2000, Summit Energy began retailing electricity in 2001. It currently provides about 250 megawatts to 300 customers in four services areas of Japan; the green power is going to Yamada Denki Co., a consumer electronics chain.

Green power is energy derived from a combination of conventional electric power sources and such renewable energy sources as wind power and biomass. It must be recognized to have sufficient environmental value content ("green value") by Japan's GreenPower Certification Council. The green power Summit Energy supplies to Yamada Denki is produced by Summit Myojo Power Corporation, a member of the Summit Energy Holdings Group. It operates a biomass power plant fueled by wood chips.

This is the first case in Japan of the retailing of green power, although there were previous cases in which green power certificates alone were sold. By purchasing about 3,600 megawatt-hours of green power per year, Yamada Denki should be able to reduce carbon dioxide emissions by some 2,000 tons.

Today, with this year's Group of Eight summit soon to be held in Hokkaido and environmental awareness spreading, we can expect to see a rise of interest in green power as a means of reducing carbon dioxide emissions. Summit Energy will keep on working to expand its social contributions through the provision of environmentally friendly electricity.

— Power Energy Solution Business Dept.


Green Power Certificate
The Supply of Green Power to Yamada Denki
Certification of green power quantity by Green Power Certification Council
Yamada Denki (98 stores)
Electricity supplied as green power
Environmental value
Conventional electricity
Environmental value
Summit Myojo Power
Conventional electricity
Summit energy

President Kato Visits the Jimah Power Plant Site

Sumitomo Corporation is currently constructing two coal-fired power units in Negeri Sembilan, Malaysia. This Jimah Power Plant project has a contract value of ¥140 billion and will produce 1,400 megawatts (700 megawatts per unit). On March 13 Sumitomo Corporation President and CEO Susumu Kato visited the construction site.

Jimah Energy Ventures Sdn Bhd, an independent power producer in Malaysia, is the owner and operator. A consortium led by Sumitomo and including IHI Corp. (formerly Ishikawajima-Harima Heavy Industries Co.) and Toshiba Corp. is handling the construction. The first unit is scheduled for completion in January 2009. With an output of 1,400 megawatts, this will be one of the largest thermal power plants in Southeast Asia and a core source of the electricity consumed in the rapidly developing region of Kuala Lumpur, Malaysia's capital.

After inspecting the construction site, President Kato held talks with Chairman Tunku Naquiyuddin Ibni Tuanku Ja'afar of Jimah Energy Ventures and other executives. He emphasized that Sumitomo would carry the construction of the coal-fired power plant through to completion and expressed pleasure that the project would make a contribution to Malaysia's development. Chairman Tunku Naquiyuddin responded that he highly appreciated the smooth execution of the construction under the leadership of Sumitomo, and he encouraged President Kato to continue on and finish the work on schedule. He added that in guiding the project to success together with Sumitomo, he hoped to leave open the possibility of adding a third power plant to the two units now under construction.

The talks among the top executives also touched on future cooperation in fields apart from the power plant construction, and both sides agreed to strengthen their relations with a view to assisting Malaysia's development. The overall project is scheduled for completion in July 2009.

— Power & Plant EPC Dept., No.2



President Kato (third from left) at the Jimah project construction site

Grand Opening of Mikage Classe

March 20 marked the grand opening of Mikage Classe, a shopping center in Higashinada Ward, Kobe, developed by TMK Hanshin Mikage Investment, which Sumitomo Corporation has invested in. The Mikage Project got underway in October 2005 as one of four development projects (shopping center, housing development, senior citizens housing complex, and automobile showroom) after a group led by Sumitomo won a competition to develop land being sold by the City of Kobe. It is also one of the commercial facility fund projects targeted for investment under a business agreement signed by Sumitomo and the Government of Singapore Investment Corp. Pte Ltd.

Despite the continuation of poor weather from a day earlier, the opening drew a large crowd of 3,000. The ceremony conducted just before the doors opened was a splendid affair, with *danjiri* portable shrines arriving from the Mikage district to celebrate the occasion and the mayor of Kobe on hand to deliver a congratulatory message.

Mikage Classe is a community-oriented retail facility. With Hanshin Department Store as its core tenant, it also accommodates about 70 specialty shops. The first-year target of the shopping center as a whole is to achieve sales of ¥11 billion. This is one of some 10 shopping centers operated by the Sumitomo Corporation Group nationwide. In implementing the Mikage Project, Hanshin Mikage Investment was able to draw on know-how the group has acquired in developing and operating other such facilities. Henceforth the SC Group will continue to devote energy to the development of commercial facilities, seeking to build shopping centers that community residents grow to love.

— Retail Facilities Dept.

Exterior view of Mikage Classe



The opening ceremony



Senior Advisor Miyahara Meets Top Officials of Jilin Province

Former Sumitomo Corporation Chairman Kenji Miyahara, who is now senior advisor, went to China from April 14 to 18, 2008, where he visited Dalian, Changchun, and Beijing. While in Changchun, the capital of Jilin Province, he met with Secretary Wang Min of the Jilin Provincial Committee of the Communist Party of China (CPC) and Governor Han Changfu of Jilin Province. Both Secretary Wang and Governor Han highly praised Sumitomo's activities in Jilin. They stated that they would like to see the cooperation broaden out to multiple areas, including the petrochemical industry, energy-saving and environmental projects, and the agricultural field. News of the meeting was given front-page coverage in the *Jilin Daily* and also posted on the website of Jilin Province.

Encouraged by a request from the government of Jilin, Sumitomo Corporation established an office in Changchun four years ago. Since then, with full backing from provincial officials, Sumitomo has developed multifaceted business relations with China FAW Group Corp. and other leading Chinese enterprises based in Jilin. It has made a substantial contribution to the economic development of the province, focusing particularly on the auto industry with moves to develop operations for the supply of steel sheets and other parts and materials. Over the years, it has also developed an excellent relationship with Changchun Railway Vehicles Co., Ltd., in connection with the business of supplying subway cars, and through this connection, it has been contributing to the improvement of subway systems in Beijing, Shanghai, and other Chinese cities. In addition, Sumitomo Corporation has participated in all of Jilin's Northeast Asia Investment and Trade Expos since the first one in 2005, and later this year it will take part in the fourth expo in the series.

— Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.

Front-page coverage of the meeting in the next day's *Jilin Daily*





Senior Advisor Miyahara (left) meets with Secretary Wang.

IG Kogyo Co., Ltd.

This firm, a local maker of attractive metal siding with superior insulation, has hooked up with the SC Group to go global

IG Kogyo Co., Ltd., is a developer, manufacturer, and distributor of metal exterior wall materials. Based in Yamagata Prefecture, Japan's largest producer of Satonishiki cherries, it has two production plants and a development center there, along with another factory in Ibaraki Prefecture. It has grown to become Japan's biggest-selling maker of metal exterior wall materials for residential buildings.*



IG Kogyo's Sagae Plant

Since its foundation in 1970 by Takashi Ishikawa, now the company's honorary chairman, IG Kogyo has provided the market with unparalleled new products based on original ideas and inventions. Under Ishikawa, the firm developed from a top local company into a leading national company. Then, sensing the need to gain access to the information networks, human resources, and integrated corporate strength of the *sogo shosha* (integrated trading company) in order to evolve further into a leading player on the global stage, Ishikawa led the firm into the Sumitomo Corporation Group in June 2002; Sumitomo now holds a 58.27% stake in it.

The company's star product is its IG Insulation Siding, a range of metal sidings for single-family houses. Made of a layer of insulating material sandwiched between a metal sheet and a nonflammable aluminum liner, IG Insulation Siding is acclaimed for its insulation performance, resistance to frost damage (caused by the repeated freezing and melting of water that has penetrated the exterior wall material), and flame resistance (thanks to the self-extinguishing properties of the isocyanurate foam used as an insulating material). It is sold primarily in cold regions and the home remodeling market.

In recent years, stylish designs that present a metallic look have garnered interest for their compatibility with a new generation of simple modern houses and designer residences in urban areas. Development of this new market was triggered by the firm's GalSpan series, siding with indentations forming vertical stripes. The regularly spaced indentations and their metallic feel create a sharp, edgy appearance that only metal can produce, and these sidings have become an essential element in the presentation of clean, smart residential designs.



A house with GalSpan 15 sidings



A building walled with IG Wand G

The company also produces metal sandwich panels, marketed under the IG Wand brand name, for use in large nonresidential buildings, such as plants, warehouses, and commercial facilities. Another product of IG Kogyo's expertise in the metal siding field, these panels are popular for their excellent insulating properties and the speed with which they can be fitted, and they can be found in many well-known large buildings.

Looking ahead, IG Kogyo intends to continue to develop products of use to society, while tapping the business resources of the SC Group.

*According to a 2007 survey by the Japan Metal Siding Industry Association.

COMPANY PROFILE

Name: IG Kogyo Co., Ltd.
President: Naoji Kanada
Address: 1816-12 Kanisawa Kaminawame, Higashine, Yamagata 999-3716
Telephone: +81-237-43-1830
Capital stock: ¥253.5 million
Annual sales: ¥14,044 million
Founded: April 1970
Employees: 298
Business: Development, manufacture, and sale of insulated metal panels for walls (metal sidings, metal sandwich panels, and ceramic wall materials) and roofs

HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

Samed Island, a Heavenly Retreat

BANGKOK

Vararose Lohachit



Samed Island, or Koh Samed as we Thais call it, is located in the Gulf of Thailand. It is under the management of Baan Phe District of Rayong Province. On it Khao Laem Ya–Mu Koh Samed National Park covers 131 square kilometers of land and sea, and is an easily reached destination for Bangkok residents and world travelers alike. Rayong, located approximately 220 kilometers from Bangkok, is famous for its abundance of fruits and sandy beaches. Travel to and from Samed is typically via the small local port at Ban Phe on the coast. Travel time from Bangkok to Ban Phe is approximately three and one-half hours. As the island is just seven kilometers offshore, boats reach it in approximately 30 minutes.

In the 1970s Samed, which is named after the Samed tree, a cajuput, that grows everywhere on the island, was "discovered" by Thai teenagers and young couples seeking a weekend retreat from life in Bangkok. The island has developed into a resort destination much loved by both Thais and foreigners. More than a dozen coves and beaches provide visitors a range of choices, from campsites on secluded, deserted beaches to bungalows with all the modern conveniences in more settled communities. Most travelers come to relax and enjoy the beaches, but opportunities exist for the more adventurous to ride on biking trails and explore reefs.



Sai Keaw Beach on Samed

Many small coral reefs are available for viewing in the park. The most popular are located near Koh Khudi, Koh Thalu, and off the southern shores of Koh Samed. Unfortunately, some of these areas have been ravaged by dynamite fishing and anchor damage. Recently, however, they show great signs of recovery.

Getting About on *Matatu* Minibuses

NAIROBI

Emily Negesa



When one hears of Kenya the first thing that comes to mind is its spectacular wildlife, the superb and extensive panorama of flora and fauna. But there is more to Kenya than its natural beauty. The *matatu* industry is one of the most thriving businesses in Kenya, as it is the most popular form of public transport and has become a national icon and a large part of Kenyan modern culture.

A *matatu* is a minibus, usually with a three-ton capacity. The vehicles are often spectacularly painted with brightly coloured designs based on Western album covers and Sports logos. *Matatus* operate on set routes, and they leave from designated spots called stages, where they collect as many passengers as possible. They normally have a crew of two, a driver and a "tout," who tries to encourage as many passengers as possible to board. Passengers get seated, and the *matatu* leaves when it is full. *Matatus* can also be caught from the road. If one is passing, you can signal for it by extending your arm with palm down.

Once in a *matatu* one's attention is captured by the DVD and hi-fi systems, which provide musical entertainment as one is transported to his or her destination. The fares are usually collected by the tout when the *matatu* is on its way, using an impressive cash handling and management system in which notes of different denominations are wedged between separate fingers.



Matatus are colorfully decorated on the back ...

Matatus are undoubtedly the cheapest mode of transport in Kenya, and widely available on almost any route, hence their popularity. For most Kenyans the exciting *matatu* ride remains a preferred means of transport. In fact, even the employees of Sumitomo Corporation Liaison Representative Office–Nairobi including myself proudly commute to work on *matatus* on daily basis.



... and on the side.



After departing from "stages," *matatus* can be hailed from roadside.

Creating a More Caring Society for All

Sumitomo Corporation is extensively involved in the film industry, and not only through its participation in the production groups for numerous films. The Sumitomo Corporation Group also counts among its members film producer and distributor Asmic Ace Entertainment, Inc., and cinema complex builder and operator United Cinemas Co., Ltd., giving it a presence from production through to distribution.



Director Koizumi (center) speaking on stage



A member of the audience shaking hands with the director after the film

Since 2004 Sumitomo has taken on a further role of moving the barrier-free concept to a higher level by providing audio guides and Japanese subtitles, thereby enabling people with sight or hearing loss to enjoy films with the rest of the public as soon as they are released.

"Barrier-free" Screening of *Best Wishes for Tomorrow*

Accessibility is pursued taking on board the views and wishes of nonprofit organizations with extensive experience in assisting disabled people, as well as people with sensory impairments themselves. For the latest and most accessible film yet, *Best Wishes for Tomorrow* (released in Japanese as *Ashita e no yuigon*), directed by Takashi Koizumi and distributed by Asmic Ace Entertainment, Braille and tactile plans of the Yokohama District Court, which is one of the key settings in the film, were created for lending to audience members, and these turned out to be very well received.

While making films more accessible always necessitates some input from a variety of parties, including directors, production groups, and cinemas, Director Koizumi played a particularly active role in this project, not only delivering a speech on stage but also shaking hands with members of the audience as they left the screening at one cinema. If it is rare in Japan for films to be released in a truly barrier-free form from the start, it is even more unusual to have the opportunity to see the director on stage in person, and audiences were vocal in expressing their delight.

Looking to the future, Sumitomo will continue to apply the SC Group's integrated strength to making films more accessible to all and contributing to the development of a barrier-free society.

Bringing Together Customers and Producers with Disabilities

On March 14, 2008, a food fair was held to market goods made by self-support facilities for people with disabilities. Staged in past years at Sumitomo Corporation's head office, the event this year took place at the busy Grand Lobby of Harumi Triton Square, the office and commercial complex where the head office is located, to raise the event's profile. The fare on sale—bread made by members of a nearby welfare workshop in Chuo Ward and rice crackers from a similar workshop in Adachi Ward—proved a hit with shoppers.

Exercising their ingenuity, people with disabilities at these welfare workshops make high-quality products at affordable prices as they seek to play a part in society and become financially independent. The problem is that it can be hard developing outlets for their wares. As a result of this fair, however, the workshops are receiving orders directly from customers, delighting the participants. These fairs also enable people with disabilities to have direct contact with their customers, generating an increased sense of reward and also giving them the chance to learn how to serve customers. Sumitomo will continue to organize events of this kind to help people with disabilities play a role as full and independent members of the community.

— Environment & CSR Dept.



Food fair in Harumi Triton Square

Dubai

THE PERSIAN GULF'S EMERGING METROPOLIS

The United Arab Emirates (UAE) is a federation of seven emirates covering an area of 83,600 square kilometers, approximately the size of Hokkaido, with Abu Dhabi as its capital. One of these emirates is Dubai, which has an area of 3,885 km², around the size of Saitama Prefecture, and a population of approximately 1.4 million, though this is projected to grow to 3.5 million by 2015. Only 20% of the population consists of UAE nationals, and the economy is heavily dependent on foreign workers in all kinds of fields. There are currently some 2,400 Japanese residents, but no Japanese food stores or bookshops.



Burj Dubai, already more than 600 meters high, will reach 800 meters when completed.

Situated on the Persian Gulf coast, Dubai sees the temperature rise to almost 50℃ in the summer, when humidity is almost 100%. Temperatures fall to the twenties during the emirate's short winter. This is a busy conference season with hotels fully booked, and room charges are marked up dramatically.

The Challenges of Surging Population Growth

In the 1980s, when Dubai was still just desert as far as the eye could see, it had 280,000 people. But now, less than 30 years later, the population has grown by over a million, and transportation has emerged as a major headache. The problem is not just traffic congestion but also dangerous driving manners. Drivers of luxury cars (and other vehicles as well) zoom along at speeds more appropriate to the race track, and they regularly high-beam cars going the speed limit or cut in front of them with timing that would be unthinkable in Japan. Such driving habits lead naturally to frequent traffic accidents, and there were more than 1,000 fatalities in 2007—which, compared with the population, is a rate 10 times higher than Tokyo's. Finally, on March 1 of this year, a scheme was introduced to punish drivers for traffic offenses with penalty points.

One result of population growth has been a rise in the cost of living. Inflation in 2006 reached 9.3%, and residential rents rose 15%. Soon new housing units currently under construction in Dubai will be reaching completion, and all eyes are on how this will affect escalating rents.

A Constantly Rising Skyline

Projects worth a total of $1.6 trillion are presently underway in the six states of the Gulf Cooperation Council, and half of them are in the UAE. In Dubai, real estate projects account for the bulk of the construction, and clusters of skyscrapers can be seen going up all over the city. Some will stand head and shoulders above the rest, such as Burj Dubai, which will exceed 800 meters when it is completed, making it the tallest building in the world.

While these projects are reshaping the skyline, three "palm islands"—artificial islands in the shape of a palm tree—are being built to extend the coastline. One of these is Palm Jumeirah, which is almost complete, and some residents have already moved in. Japanese firms are playing their part in various ways in the development of Dubai's infrastructure projects, including construction of subway and monorail lines, roads, and apartment buildings and expansion of Dubai International Airport.

I hear there have been a number of specials on Japanese TV about Dubai in recent months, but those who visit in person are sure to have new discoveries. I invite you to come and see for yourself just how Dubai is being transformed into a new metropolis.

—Seiichiro Takaoka
Dubai Office, Sumitomo Corporation M.E., FZ-LLC



Burj Al Arab, a five-star hotel, towers imposingly over the skyline.

END